December 30, 2024

Stephen Zsigray
Chief Executive Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1200
Dallas, TX 75254

       Re: Ashford Hospitality Trust, Inc.
           Registration Statement on Form S-11
           Filed December 13, 2024
           File No. 333-283802
Dear Stephen Zsigray:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-11 filed December 13, 2024
General

1. Please revise the headings on your cover page to separately quantify the volume of each the Series L Preferred Stock and Series M Preferred
Stock as
       required by Item 501(b)(2) of Regulation S-K or advise.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 30, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Laura K. Sirianni